TSINGTAO

Tsingtao beer building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

August 13, 2004

The Office of International Corporate Finance
The Securities and Exchange Commission
Mail Stop 0302, Room 3010
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-5713831; facsimile: 86-532-5713240).

Very truly yours,

孙晓航

SUN Xiaohang

(Enclosure)

dlw 8/23

cc: Lu Yuan
(Tsingtao Brewery)
Jiang Liu
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

August 13, 2004

A. INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH JUNE 2004.
B. ANNOUNCEMENT FOR RESOLUTIONS PASSED AT THE BOARD OF DIRECTORS.

File No. : 82-4021
Document A

TSINGTAO BREWERY COMPANY LIMITED

青島啤酒

(A sino-foreign joint stock limited company incorporated in People's Republic of China)
(Stock Code: 168)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH JUNE 2004

(I) FINANCIAL REPORTS (PREPARED IN ACCORDANCE WITH GAAP IN HONG KONG)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE SIX MONTHS ENDED 30TH JUNE 2004
(EXPRESSED IN THOUSANDS OF RMB EXCEPT FOR EARNINGS PER SHARE DATA)

	Note(s)	***(Unaudited)*** **For the six months ended 30th June 2004** ***RMB'000***	*(Unaudited)* For the six months ended 30th June 2003 *RMB'000*
Turnover	2,3	**3,872,590**	3,433,162
Cost of sales	2	**(2,512,000)**	(2,258,495)
Gross profit		**1,360,590**	1,174,667
Other expenses, net	9	**(56,157)**	(2,420)
Distribution costs	2	**(710,465)**	(624,175)
Administrative and other operating expenses		**(323,608)**	(303,282)
Operating profit		**270,360**	244,790
Finance costs		**(24,728)**	(64,530)
Share of profits less losses of associated companies		**(4,146)**	(3,319)
Profit before taxation		**241,486**	176,941
Taxation	4	**(75,637)**	(54,616)
Profit after taxation		**165,849**	122,325
Minority interests		**(21,075)**	(13,556)
Profit attributable to shareholders	5	**144,774**	108,769
Dividends	6	**212,000**	220,000
Basic earnings per share	7	**RMB0.14**	RMB0.11
Fully diluted earnings per share	7	**RMB0.11**	RMB0.10

CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT 30TH JUNE 2004

	(Unaudited) **30th June 2004** ***RMB'000***	31st December 2003 *RMB'000*
Non-current assets	**5,979,941**	5,941,605
Current assets	**3,876,894**	2,981,964
Total assets	**9,856,835**	8,923,569
Current liabilities	**4,489,436**	3,722,251
Long-term liabilities	**200,971**	207,027
Minority interests	**551,043**	579,465
Shareholders' equity	**4,615,385**	4,414,826
Total liabilities and shareholders' equity	**9,856,835**	8,923,569

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30TH JUNE 2004

	(Unaudited) **For the six months ended 30th June 2004** ***RMB'000***	*(Unaudited)* For the six months ended 30th June 2003 *RMB'000*
Net cash inflow from operating activities	**851,257**	686,248
Net cash outflow from investing activities	**(277,138)**	(275,797)
Net cash inflow/(outflow) from financing activities	**155,104**	(165,432)
Increase in cash and cash equivalents	**729,223**	245,019
Cash and cash equivalents at 1st January	**849,765**	762,166
Effect of foreign exchange rate changes	**331**	135
Cash and cash equivalents at 30th June	**1,579,319**	1,007,320

Cash and cash equivalents do not include the short-term bank deposits with maturities longer than 3 months and other cash and bank deposits required to be placed with banks for obtaining banks drafts. As at 30th June 2004, these short-term bank deposits and other cash and bank deposits were approximately RMB31,024,000 (30th June 2003: RMB28,000,000) and RMB22,051,000 (30th June 2003: RMB35,509,000), respectively.

File No. : 82-4021
Document A

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 30TH JUNE 2004

	(Unaudited)									
	Share capital *RMB'000*	Share premium *RMB'000*	Convertible bonds *RMB'000*	Capital reserve *RMB'000*	Statutory surplus reserve *RMB'000*	Statutory public welfare fund *RMB'000*	Exchange differences *RMB'000*	Retained earnings *RMB'000*	Proposed dividends *RMB'000*	Reserves total *RMB'000*
At 1st January 2004	1,060,000	2,115,258	923,738	12,921	218,185	176,978	111	(304,365)	212,000	4,414,826
Exchange differences	–	–	–	–	–	–	331	–	–	331
Dividends *(Note 6)*	–	–	–	–	–	–	–	–	(212,000)	(212,000)
Profit for the period	–	–	–	–	–	–	–	144,774	–	144,774
Issuance of convertible bond net *(Note 8)*	–	–	267,454	–	–	–	–	–	–	267,454
At 30th June 2004	1,060,000	2,115,258	1,191,192	12,921	218,185	176,978	442	(159,591)	–	4,615,385
At 1st January 2003	1,000,000	1,893,826	–	11,448	162,654	129,569	339	(232,413)	220,000	3,185,423
Cumulative effect of change in accounting policy	–	–	–	–	–	–	–	(1,217)	–	(1,217)
At 1st January 2003, as restated	1,000,000	1,893,826	–	11,448	162,654	129,569	339	(233,630)	220,000	3,184,206
Exchange differences	–	–	–	–	–	–	135	–	–	135
Dividends *(Note 6)*	–	–	–	–	–	–	–	–	(220,000)	(220,000)
Profit for the period	–	–	–	–	–	–	–	108,769	–	108,769
Issuance of convertible bond *(Note 8)*	–	–	935,811	–	–	–	–	–	–	935,811
At 30th June 2003	1,000,000	1,893,826	935,811	11,448	162,654	129,569	474	(124,861)	–	4,008,921

1. BASIS OF PREPARATION

The interim consolidated accounts of the Company and its subsidiaries (collectively referred to as the "Group" below) are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("HK SSAP") 25, "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA").

These accounts are unaudited, but they have been reviewed by the audit committee of the Company.

These accounts should be read in conjunction with the 2003 annual accounts. The accounting policies and methods of computation used in the preparation of these accounts are consistent with those used in the annual accounts for the year ended 31st December 2003.

2. RELATED PARTY TRANSACTIONS

(a) For the six months ended 30th June 2004, the Group had the following material transactions with related parties:

	(Unaudited) **For the six months ended 30th June 2004** *RMB'000*	*(Unaudited)* For the six months ended 30th June 2003 *RMB'000*
Sales to associated companies	**83,110**	42,830
Purchases from related companies (minority shareholders of a subsidiary or companies with the same ultimate shareholder)	**117,984**	39,767
Advertising services provided by a related company (company with the same ultimate shareholder)	**—**	471
Equipment installation services provided to a related company	**110**	—
Equipment installation services provided by a related company (company with the same ultimate shareholder)	**689**	80

The directors of the Company are of the opinion that all above transactions were entered into in the ordinary course of business and based on mutually agreed terms.

(b) As at 30th June 2004, the Group had the following significant current account balances with related parties:

	(Unaudited) **30th June 2004** *RMB'000*	31st December 2003 *RMB'000*
Included in:		
Trade receivable and other long-term assets *(d)*		
— Related parties	**103,568**	100,903
Other receivables		
— Related parties	**54,549**	45,108
Prepayment		
— Related parties	**61,886**	1,189
Included in:		
Other payables and long-term loan due to a shareholder		
— A-B Company *(f)*	**124,151**	124,047
— Other related parties	**51,617**	76,701
Trade payable		
— Related parties	**1,011**	17,404
Advance		
— Related parties	**847**	3,073
Bills payable		
— Related parties	**55,000**	—

Except for those mentioned in (d) and (f), the Group's and the Company's balances with related parties are unsecured, non-interest bearing and with no fixed repayment terms.

(c) Loans of the Group amounting to approximately RMB39,764,000 (31st December 2003: RMB125,000,000) is guaranteed by Tsingtao Brewery Group Company.

(d) The Group and the Company reached a settlement agreement with a customer and a related company in 2001 in connection with an aggregate outstanding receivable balance aged over three years due from them, totalling RMB105,000,000. Pursuant to the agreement, the entire outstanding balances will be repayable in eight annual instalments, commencing from 1st January 2002. In addition, Tsingtao Brewery Group Company also undertook to guarantee the repayment of the balance. As at 30th June 2004, amounts of approximately RMB10,000,000 and RMB53,808,000 (deducting relevant impairment) were recorded as accounts receivable and other long-term assets, respectively.

(e) As at 30th June 2004, the Company had arranged advances and loans to an associated company of approximately RMB56,450,000 (31st December 2003: RMB66,450,000), through entrustment loan arrangements made with banks in the PRC. All these entrustment loans are unsecured, non-interest bearing and with maturities within one year.

(f) In October 2003, Tsingtao Brewery (Hong Kong) Trading Company Limited ("Hong Kong Company") entered into a loan agreement with A-B Company, pursuant to which, Hong Kong Company borrowed a loan of US$15,000,000 (equivalent to approximately RMB124,151,000) (the "Loan") from A-B Company. The Loan is interest bearing at 1% per annum, unsecured and repayable within five years. The Company has undertaken to guarantee the repayment of the Loan.

3. SEGMENTAL REPORTING

The sole principal activity of the Group is the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.

The Group's operating activities are mainly conducted in the PRC. An analysis by geographical segment is as follows:

	(Unaudited) For the six months ended 30th June 2004						
	Qingdao Region *RMB'000*	Other Shandong Region *RMB'000*	Hua Bei Region *RMB'000*	Hua Nan Region *RMB'000*	Overseas *RMB'000*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	1,193,291	471,163	974,802	1,205,720	27,614	–	3,872,590
Inter-segment sales	130,039	36,537	59,646	13,801	–	(240,023)	–
Turnover	1,323,330	507,700	1,034,448	1,219,521	27,614	(240,023)	3,872,590
Results							
Segment results	176,956	7,809	874	50,394	106,215		342,248
Unallocated expenses, net							(71,888)
Operating profit							270,360
Finance costs							(24,728)
Share of profits less losses of associated companies	(4,146)	–	–	–	–		(4,146)
Profit before taxation							241,486
Taxation							(75,637)
Profit after taxation							165,849
Minority interests							(21,075)
Profit attributable to shareholders							144,774

	(Unaudited) For the six months ended 30th June 2003						
	Qingdao Region *RMB'000*	Other Shandong Region *RMB'000*	Hua Bei Region *RMB'000*	Hua Nan Region *RMB'000*	Overseas *RMB'000*	Eliminations *RMB'000*	Consolidation *RMB'000*
Turnover							
External sales	906,244	515,752	762,219	1,020,861	228,086	–	3,433,162
Inter-segment sales	98,182	–	48,361	103,588	–	(250,131)	–
Turnover	1,004,426	515,752	810,580	1,124,449	228,086	(250,131)	3,433,162
Results							
Segment results	116,192	12,646	35,659	55,346	85,930		305,773
Unallocated expenses, net							(60,983)
Operating profit							244,790
Finance costs							(64,530)
Share of profits less losses of associated companies	(3,319)	–	–	–	–		(3,319)
Profit before taxation							176,941
Taxation							(54,616)
Profit after taxation							122,325
Minority interests							(13,556)
Profit attributable to shareholders							108,769

4. TAXATION

	(Unaudited)* For the six months ended 30th June 2004 *RMB'000	*(Unaudited)* For the six months ended 30th June 2003 *RMB'000*
Hong Kong profits tax *(i)*	**1,453**	478
PRC Enterprise Income Tax ("EIT") *(ii)*	**74,483**	54,437
Deferred taxation relating to reversal of temporary differences	**(299)**	(299)
	75,637	54,616

(i) Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the period.

(ii) EIT

EIT is provided on the estimated assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

In accordance with an approval document dated 18th April 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, effective from the date of establishment of the Company. This rate will remain effective until and unless the EIT law and regulations change otherwise. The Company received a confirmation from the Ministry of Finance of Qingdao on 23rd March 1997, stating that this preferential tax treatment would not be terminated until further notice.

Tsingtao Brewery (Sanshui) Company Limited ("Sanshui Company"), Tsingtao Brewery (Chenzhou) Company Limited ("Chenzhou Company") and Shenzhen Tsingtao Beer Asahi Company Limited ("Shenzhen Company") were approved as foreign invested enterprises and therefore, they are exempt from EIT for two years starting from the first profit making year after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafter. The current year was the fifth profitable year for Sanshui Company, the third profitable year for Chenzhou Company and the fourth profitable year for Shenzhen Company.

Shenzhen Tsingtao Brewery Sales Company Limited ("Shenzhen Sales Company") is exempted from EIT for the first year starting from the first profit making year after offsetting prior year tax losses, followed by a 50% reduction for the next two years. The current year was the fourth profitable year for Shenzhen Sales Company and no longer privileged the tax holiday.

Tsingtao Brewery (Zhuhai) Company Limited and Tsingtao Brewery (Xiamen) Company Limited were established in the Zhuhai and Xiamen Special Economic Zones, respectively, where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a rate of 33% based on their respective assessable income for the relevant period.

5. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders includes profit of approximately RMB146,639,000 (30th June 2003: RMB105,376,000) which has been dealt with in the accounts of the Company.

6. DIVIDENDS

During the period, dividends appropriation of RMB212,000,000 (dividend per share: RMB0.20) for 2003 was approved in the shareholders' general meeting. The board of directors do not recommend the payment of an interim dividend for the six months ended 30th June 2004 (30th June 2003: nil).

	(Unaudited)* For the six months ended 30th June 2004 *RMB'000	*(Unaudited)* For the six months ended 30th June 2003 *RMB'000*
Dividends paid:	—	87,782
Dividends proposed:		
Final dividend for 2003 of RMB0.20 per share (2002 final dividends: RMB0.22 per share)	**212,000**	220,000

The final dividend for 2003 of RMB0.20 per share was proposed on 1st April 2004. As at 30th June 2004, the respective distribution had not been completed. The final dividend of RMB0.22 per share for 2002 was proposed on 2nd April 2003 and was paid in 2003.

7. EARNINGS PER SHARE

The calculations of basic and fully diluted earnings per share are based on the Group's profit attributable to shareholders of approximately RMB144,774,000 (30th June 2003: RMB108,769,000).

The basic earnings per share is based on the weighted average number of 1,060,000,000 (30th June 2003: 1,000,000,000 ordinary shares) ordinary shares in issue during the period. The diluted earnings per share is based on 1,279,664,384 (30th June 2003: 1,097,535,912) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average number of 279,664,384 (30th June 2003: 97,535,912) ordinary shares deemed to be issued if all outstanding convertible bonds had been converted into shares.

8. CONVERTIBLE BONDS

As at 30th June 2004, the CB without conversion to new H shares is as follows:

Date of issue	Mandatory conversion date	Face value *RMB'000*	Discounted net present value (i) *RMB'000*	(Unaudited) 30th June 2004 *RMB'000*
1st April 2003	31st March 2010	665,562	(9,873)	655,689
21st October 2003	20th October 2010	271,444	(3,395)	268,049
31st March 2004	30th March 2011	270,275	(2,821)	267,454
				1,191,192

On 21st October 2002, the Company and Anheuser-Busch International Holdings Inc. ("A-B Company"), a shareholder of H Shares, entered into a strategic investment agreement, pursuant to which A-B Company is obliged to subscribe for three tranches of mandatory convertible bonds ("CB") to be issued by the Company with an aggregate principal amount of approximately HK$1,416,195,000 (RMB1,503,448,000), commencing from 2003. The CB are convertible into 308,219,178 new H Shares issued by the Company as follows:

Tranche I of the CB ("Tranche I")

The total subscription amount of Tranche I was HK$280,800,000 (equivalent to approximately RMB297,999,000) which was issued to A-B Company in April 2003. Tranche I was converted into 60,000,000 new H shares issued by the Company at HK$4.68 (equivalent to approximately RMB4.96) per share on 2nd July 2003. Tranche I is interest-free.

Tranche II of the CB ("Tranche II")

The total subscription amount of Tranche II was HK$627,120,000 (equivalent to approximately RMB665,813,000) which was issued to A-B Company in April 2003 concurrently with the issuance of Tranche I. Tranche II can be converted into 134,000,000 newly issued H shares at HK$4.68 (equivalent to approximately RMB4.96) per share within 7 years after issuance. The CB will be automatically converted at the end of the seven-year conversion period ("Expiry Date") if A-B Company does not trigger the conversion. Tranche II is interest-bearing at 2% per annum. A-B Company will refund all the interests received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

As at the date of approval of the accounts, A-B Company had not exercised its conversion right.

Tranche III of the CB ("Tranche III")

The total subscription amount of Tranche III was HK$508,275,000 (equivalent to approximately RMB539,636,000) issuable to A-B Company by several instalments in October 2003 and in March 2004. Tranche III can be converted into 114,219,178 new H shares at HK$4.45 (equivalent to approximately RMB4.72) per share within 7 years after the payment of the subscriptions. The CB will be automatically converted at the end of the Expiry Date if A-B Company does not trigger the conversion before the Expiry Date. Tranche III is interest-bearing at 2% per annum. A-B Company will refund all the interests received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

As at the date of approval of the accounts, A-B Company had not exercised its conversion right.

Upon the conversion of each of Tranche I, Tranche II and Tranche III of the CB, the percentage shareholding of Qingdao State-Owned Assets Administration Bureau ("Qingdao Bureau"), the existing substantial shareholder of the Company, has decreased/will decrease from approximately 40.0% to approximately 37.7%, 33.5% and 30.6%, respectively, whereas the holding of A-B Company in the Company has increased/ will decrease from approximately 4.5% to 9.9%, 20.0% and 27.0%, respectively. The additional 7% of the shareholding held by A-B Company after the conversion of Tranche III will be subject to a voting trust arrangement in favour of Qingdao Bureau whereby A-B Company enjoys the economic benefits associated with the shares but Qingdao Bureau can exercise the respective voting rights at its sole discretion. Accordingly, Qingdao Bureau, through the trustee, will be entitled to exercise the voting rights attached to such shareholding at general meetings of holders of state shares and PRC legal person shares and PRC public shares or H shares class meetings of the Company.

9. PROVISIONS

	(Unaudited) 30th June 2004 *RMB'000*	31st December 2003 *RMB'000*
Potential litigation loss with Qingdao Guangming Company ("Guangming Company") *(a)*	27,000	—
Potential litigation loss with Qingdao Yuangyang Xianghe Trading Company("Xianghe Company") *(b)*	23,784	—
Others	284	—
	51,068	—

(a) Pursuant to a court verdict ruled by Shandong Province Higher People's Court ("Shandong Higher Court") on 2nd April 2004, the Company was required to pay Guangming Company, a distributor, in an aggregate of approximately RMB27,000,000 as loss from breaching of a distribution contract. The Company appealed to the Supreme People's Court of PRC during the legal period for appeal. As of the date of this announcement, the appealing procedures were still in progress and no judgement from the Highest Court had not yet been delivered. For the sake of prudence, the directors of the Company have fully accrued for RMB27,000,000 in the profit and loss account.

(b) Pursuant to a court verdict ruled by Shandong Higher Court on 19th April 2004, the Company was required to pay Xianghe Company, a third party, in an aggregate of approximately RMB23,784,000 as compensation for a dispute arising from a commodity barter contract between the Company and Xianghe Company. The Company appealed to the Supreme People's Court of PRC during the legal appealing duration. As of the date of this announcement, the appealing procedures were still in progress and no judgment for the Supreme People's Court of PRC had not yet been delivered. For the sake of prudence, the directors of the Company have fully accrued for RMB23,784,000 in the profit and loss account.

10. CONTINGENT LIABILITIES

(a) Pursuant to certain policies for housing reform issued by the State Council and Qingdao Municipal Government in 1998, the policy of allocating staff quarters as staff housing welfare of the employees was terminated. In replacement, qualified employees are to be compensated in the form of monetary housing subsidies ("Housing reform"). As at 30th June 2004, no formal plan has yet been developed by the Group and no plans had been developed by the Group to their employees in respect of the arrangement. After seeking legal advice, the Company's board of directors is of the opinion that the Group had no obligation to make any payment or provision for such monetary housing subsidies as at 30th June 2004 and there is no reasonable basis to accrue for any potential liabilities.

11. COMMITMENTS

As at 30th June 2004, the Group had the following commitments:

(a) Capital commitments

The Group had no capital commitments which were authorised but not contracted and provided for as at 30th June 2004.

The Group's capital commitments which were contracted but not provided for are as follows:

	(Unaudited) **30th June 2004** ***RMB'000***	31st December 2003 *RMB'000*
Construction projects	**29,422**	33,301
Investments and acquisitions	**9,900**	9,950
Total	**39,322**	43,251

(b) Operating lease commitments

As at 30th June 2004, the Group had future aggregate minimum lease payments under non-cancellable operating leases of land and buildings as follows:

	(Unaudited) **30th June 2004** ***RMB'000***	31st December 2003 *RMB'000*
Not later than one year	**2,130**	—

In 2003, Tsingtao Brewery (Xi'an) Company Limited ("Xi'an Company"), a subsidiary of the Company, and Shanxi Baoji Brewery Company Limited ("Baoji Brewery Company") entered into a lease agreement, pursuant to which Baoji Brewery Company leases all its operating fixed assets and seconds its employees to Tsingtao Brewery (Baoji) Company Limited ("Tsingtao Brewery Baoji"), jointly set up by the Company and Xi'an Company, for beer production business, and Baoji Brewery Company bears all the operating costs relating to the leased assets and employees. In May 2004, Tsingtao Brewery Baoji and Shanxi Baoji Alcohol factory ("Baoji Alcohol"), the biggest shareholder of Baoji Brewery Company, entered into a lease agreement, pursuant to which Baoji Alcohol leases its buildings, lands and equipments to Tsingtao Brewery Baoji for the consideration that Tsingtao Brewery Baoji will utilise Baoji Alcohol's staff and afford the relevant staff cost. Xi'an Company committed to take up the responsibility of the related operating cost of Tsingtao Brewery Baoji.

12. SIGNIFICANT SUBSEQUENT EVENTS

(a) In November 2003, the Company entered into an equity transfer agreement (the "Transfer Agreement") with Canada EVG Enterprises Inc. ("EVG"), pursuant to which EVG will acquire 25% equity interest in Beijing Tsingtao Brewery Three Ring Company ("Three Ring Company") owned by the Company. In February 2004, the Company signed another agreement with EVG to cancel the Transfer Agreement. The Company and Hong Kong Company instead reached an equity transfer agreement in which the Company will transfer its 25% equity interest in Three Ring Company to Hong Kong Company at a consideration of US$850,000. This transaction in relation to the change of foreign equity interests has been approved by the government authorities. After the transaction, the Company and Hong Kong Company will hold 29% and 25% equity interests of Three Ring Company, respectively.

(b) In May and June 2004, the Company entered into an agreement and a supplementary agreement with Gansu Nongken Brewery Company Limited ("Gansu Nongken") and its shareholders to increase the registered capital. The Company would inject amount of approximately RMB60,481,000 and hold 50% equity of Gansu Nongken. The Legal procedures for the registered capital increase was completed in July 2004. Gansu Nongken was renamed as Tsingtao Brewery (Gansu) Company Limited.

(c) In December 2003, Tsingtao Brewery (Doumen) Melt Company Limited ("Doumen Company"), a subsidiary of the Company, entered into an asset transfer agreement with Zhuhai Doumen Malt Factory ("Malt Factory"). Pursuant to the agreement, Malt Factory will transfer Land Use right, buildings, equipment and parts of a utility supply system which belong to Malt Factory at a consideration at approximately RMB19,900,000. As at 30th June 2004, Doumen Company had paid approximately RMB10,000,000 to Malt Factory. The payment of the remaining balance and related legal procedures for the transactions are still in progress.

(d) The Company had approved the dividend distribution of year 2003 i.e. cash divided RMB0.20 per share in 2003 general meeting of shareholders. This decision had been completely carried out as at 30th July 2004.

13. RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HK GAAP

The Group has prepared a separate set of statutory financial statements for the period ended 30th June 2004 in accordance with "Accounting Standards for Business Enterprises", "Accounting Regulations for Business Enterprises" and relevant regulations ("PRC GAAP") for shareholders of A shares of the Company.

Differences between PRC GAAP and HK GAAP give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effect of the material differences between PRC GAAP and HK GAAP are summarised and explained in the following table:

Impact on the consolidated balance sheet:

	(Unaudited) 30th June 2004	31st December 2003
Net assets as per accounts prepared under PRC GAAP	**3,477,601**	3,513,903
HK GAAP adjustments:		
Adjustments arising from different exchange rates used under HK GAAP and PRC GAAP	**141,253**	141,253
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(123,667)**	(117,927)
Difference between the amortisation of investment differences under PRC GAAP and amortisation of goodwill and negative goodwill under HK GAAP	**(89,050)**	(58,106)
Adjustments arising from adoption of HK SSAP 12	**(2,530)**	(2,001)
Difference in accounting for the principal balance of convertible bonds and the corresponding interest	**1,212,716**	938,231
Others	**(938)**	(527)
Net assets per accounts prepared under HK GAAP	**4,615,385**	4,414,826

Impact on the consolidated profit and loss account:

	(Unaudited) For the six months ended 30th June 2004	(Unaudited) For the six months ended 30th June 2003
Net Profit under PRC GAAP	**148,251**	116,403
HK GAAP adjustments:		
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(5,740)**	(5,740)
Difference between the amortization of investment differences under PRC GAAP and amortization of goodwill and negative goodwill under HK GAAP	**(5,086)**	(6,068)
Profited payable balances of subsidiaries	**1,259**	238
Adjustments arising from adoption of HK SSAP 12	**(529)**	(393)
Difference in accounting for interest of convertible bonds	**7,031**	3,549
Others	**(412)**	780
Profit attributable to shareholders under HKGAAP	**144,774**	108,769

14. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to confirm with the current period's presentation.

(II) DIVIDENDS

Pursuant to the provisions of the Company's Articles of the Association, the Company does not recommend the payment of interim dividend for the 6 months ended 30th June 2004.

(III) MANAGEMENT DISCUSSION AND ANALYSIS

1. Operations review for the first half of the year

In the first half of 2004, with the steady growth of the domestic economy and the better environment for growth of consuming market, the total beer output of the country has reached 140.8 million hl with 18.64% y-o-y growth.

Due to the price inflations in raw materials, energy and transportation costs in the first half year, the domestic brewers are all facing more pressure than before. Under this disadvantageous condition, with the core strategy of "Quality, Synergy, Efficiency and Credibility" regulated at the beginning of the year, the Company adopted various kinds of effective measures timely and realised continuous growth in beer output, sales income and profit.

The total output and sales volume of the Company in the first half was 18.77 million hl with 14% y-o-y growth. The Company promoted brand structure and product structure adjustment and enhanced marketing of high and medium end products and realized initial effect: Tsingtao, the principal brand, had 5.7 million hl sales volume with 13% y-o-y growth; the principal brand and the secondary brands including Laoshan represented 58% of the total sales volume with 4% y-o-y growth; which greatly increased the gross profit margin of the Company.

In accordance with the Company's overall planning of brand development, the Company had gradually promoted and adopted new Tsingtao Beer logo domestically in the first half of the year, which energized the centennial brand and promoted the products' modernization image. Taking advantage of the promotion of new logo and new products, the Company accelerated the consolidation progress and the sales volume of high and medium end brands were continuously increased in high-speed rather than being decreased with the price raised.

Facing the new competition conditions of the beer industry in the first half, the Company focused mainly on internal consolidation. The Company enhanced the development of basement markets, improved logistics through adopting modern ERP management system, enhanced controls on various expenses by optimizing procedures and strengthening management and enhanced synergy effect, thus offset the rising pressure on production costs effectively.

The total export amount in the first half was 270 thousand hl with 42% decrease, which was mainly caused by Taiwan market due to the reason as is known to all, while there was over 10% growth in the export to European districts and other near ocean areas.

2. Use of proceeds

In 2001, the Company raised RMB787 million by issuing 100 million additional A shares. Till the end of the reporting period, except the draft beer project in Xi'an has not been started yet due to the local market prospect, the other projects invested with the capital raised by additional issuance of A shares have been completed and begun to bring about profit. The remaining RMB121.15 million is temporarily used as the Company's cash flow.

3. Business outlook for the second half of the year

The joining of foreign brewers in large scale will intensify the competition in domestic beer market in the second half the year. The Company will continue to execute effective management measures to enhance adjustment strength of brand structure and promote the Company's profitability while keeping rapid growth in total sales volume. The Company is quite confident in realizing the target of 36 million sales volume in the year.

(IV) SIGNIFICANT EVENTS

1. Material litigations or arbitrations during the report period

(1) The case of Guangming General Company suing the Company for the breach of distribution contract as disclosed in the Company's 2001 Annual Report was ruled in the first trial by Shandong Province Higher People's Court ("Shandong Higher Court") on 2nd April 2004, and the Company received the written judgment on 12th April 2004. The Company appealed to the Highest People's Court during the legal appealing duration and received the written notice of acceptance from "Shandong Higher Court" on 23rd June 2004. The Company is waiting for the written notice of a trial from the Supreme people's court of P.R.C till the end of the reporting period.

(2) The Company received a written final judgment on 8th May 2004 made finally by "Shandong Higher Court" on 19th April 2004 in relation to the Company's barter contract disputation with Qingdao Yuan Yang Xiang He Industrial and Trading Co., Ltd ("Xianghe Company"), pursuant to which, the Company had to pay in an aggregate amount of RMB23.78 million to "Xianghe Company" as compensation for commodity and gunny bag money. The Company has submitted its appeal request to "Shandong Higher Court" and the appealing procedures are currently in progress.

(3) The Company has appealed to "Shandong Higher Court" against its second verdict on the Company's litigation with Qingdao Hong long Trading Co., Ltd and "Shandong Higher Court" placed the case on file for retrial. The case is still in retrial procedures till the end of reporting period.

2. Acquisitions & Mergers and assets reconstruction during the reporting period

(1) The RMB60 million and RMB20 million additional investment on Tsingtao Brewery (Xia'men) Company Limited ("Xia'men Company") made respectively by the Company and Tsingtao Beer (Hong Kong) Trading Company Limited ("Tsingtao Beer Hong Kong Company") as disclosed in the Company's 2004 First Quarter Result Report was approved by Xia'men Foreign Investment Bureau, and the change of industrial and commercial registration was finished on 5th July 2004. Currently, the registered capital of "Xia'men Company" is RMB90 million, of which the Company holds 75% and "Tsingtao Beer Hong Kong Company" holds 25%.

(2) On 2nd March 2004, upon the approval of the Company's Board of Directors, the Company and Shenzhen Tsingtao Beer Huanan Investment Company Limited ("Huanan Investment") injected respectively additional RMB40.6 million and RMB17.4 million on Tsingtao Brewery (Changsha) Company Limited ("Changsha Company"), pursuant to which the registered capital of "Changsha Company" was increased from 10 million to 68 million while the Company still holds 70% and "Huanan Investment" holds 30% equity of it. The additional injection has been finished till the end of the reporting period.

(3) On 9th May 2004, the Company signed a "Equity Transfer Agreement" with Sichuan Huoju Chemical Group Company Limited ("Sichuan Huoju"), pursuant to which the Company will acquire 40% stakes of "Sichuan Huoju" in an aggregate of RMB34.3 million depending on equity transfer calculation basis of the 40% net assets value of Tsingtao Brewery (Luzhou) Company Limited ("Luzhou Company") audited on 31st December 2003. Upon the close of equity transfer, the Company and "Sichuan Huoju" hold respectively 95% and 5% equity of "Luzhou Company".

(4) On 14th May 2004, under the precondition of considering the Company's strategic development requirement in Guangxi market and the assets quality of Nanning Tsingtao Brewery Company Limited ("Nanning Company") and etc. , "Huanan Investment" and Tailian Brewing (Cayman Island) Company Limited ("Tailian Brewing") signed a "Equity Transfer Agreement", pursuant to which, "Huanan Investment" will acquire 45% equity of "Nanning Company" transferred from "Tailian Brewing" in an aggregate of RMB200.88 million. The above equity transfer is in the procedure of waiting for the approval of ministry of commerce of P.R.C till the end of the reporting period. Upon the close of equity transfer, "Huanan Investment" will hold 75% equity of "Nanning Company" and "Tailian Brewing" will hold the remaining 25%.

(5) Respectively on 20th May and 16th June 2004, the Company signed a "Additional injection and Equity Transfer Agreement" and a "Supplementary Agreement" with Gansu Nongken Beer Company Limited ("Nongken Beer"), pursuant to which and depending on net asset value of "Nongken Beer" confirmed by the auditing report made on 31st December 2003, the Company injected RMB60.4808 million on "Nongken Beer" and thus holds 50% stakes of it. The procedures for the above additional injection and equity transfer have been finished and the Company name of "Nongken Beer" was changed to Tsingtao Brewery (Gansu) Nongken Company Limited. "Nongken Beer" owns two factories in Gansu Province with total annual output capacity of 2 million hl.

3. On 31st March 2004, the Company issued the 2nd Sub-tranche of Tranche III Convertible Bonds in an aggregate of HK$254,137,671 to Anheuser-Bush, which was remitted to the specified account of the Company in the same day. After this, the Company has issued all the Convertible Bonds in accordance with the "Strategic Investment Agreement" signed on 24th October 2002.

4. On 20th January 2003, Tsingtao Brewery Xi'an Company Limited ("Xi'an Company") , a subsidiary of the Company, and Shanxi Baoji Beer Company Limited ("Baopi Company") entered into an Tenancy Agreement, pursuant to which, Tsingtao Brewery Baoji Beer Company Limited ("Tsingtao Baoji"), jointly established by the Company and "Xi'an Company", leased all the assets other than the current assets of "Baopi Company". On 29th May 2004, "Tsingtao Baoji" and Shanxi Province Baoji Alcohol Factory, the first shareholder of "Baopi Company", entered into an Tenancy Agreement, pursuant to which, Tsingtao Baoji will rent the houses, land, equipment and other assets of Baoji Alcohol Factory for operation at equal value exchange of using staffs of "Tsingtao Baoji" and bearing related operation cost of them. Through renting the assets of Baoji Alcohol Factory, the management efficiency of "Tsingtao Baoji" will be improved and the operation will be ensured effectively.

5. During the reporting period, neither the Company nor any of its subsidiaries had purchased ,redeemed or sold any of the listed shares of the Company.

(V) DIRECTORS' AND SUPERVISORS' INTERESTS

None of the Directors, Supervisors and major management personnel had interests in any contracts entered into with the Company or any of its subsidiaries during the reporting period.

(VI) AUDITING AND FINANCIAL COMMITTEE

The Auditing and Financial Committee of the Board of Directors of the Company had reviewed the un-audited 2004 interim report of the Company.

(VII) CODE OF BEST PRACTICE

The Company had complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities of HKEx during the reporting period.

Qingdao • China, 11th August 2004

Directors of the Company as at the date of this announcement:

Mr. Li Gui Rong (Chairman), Mr. Jin Zhi Guo, Mr. Liu Ying Di, Mr. Sun Yu Guo, Mr. Steven Burrows, Mr. Wang Li Jun, Mr. Chu Zhen Gang, Mr. Tan Li Ning, Mr. Wu Hai Hua, Ms. Pan Gui Rong

The interim report of the Company for the six months ended 30th June 2004 will be published on the website of the Hong Kong Stock Exchange http://www.hkex.com.hk 21 days after the publication of this announcement.

TSINGTAO BREWERY COMAPANY LIMITED

File No.: 82-4021

Document B

TSINGTAO BREWERY COMPANY LIMITED

ANNOUNCEMENT
RESOLUTIONS PASSED AT THE BOARD OF DIRECTORS

Tsingtao Brewery Company Limited (the "Company") convened its 2003 annual general meeting ("AGM") on June 8th, 2004 in the Conference Room of Tsingtao Brewery situated at No.56, Dengzhou Road,

The Thirteenth Meeting of the Fourth Session of Board of Directors of Tsingtao Brewery Company Limited ("the Company") was convened in Qingdao on 11th August 2004 and the following resolutions were considered and approved at the meeting:

1. Approval of the 2004 Interim report of the Company (Un-audited);
2. Approval of the resolution for draft beer reforming project of Tsingtao Brewery Shanghai Songjiang Company Limited ("Songjiang Company"). "Songjiang Company" will invest RMB36.84 million to create annual draft beer production capacity of 500 thousand hl. Upon the close of the aforesaid project, the draft beer production capacity of the Company will be increased to fulfill the consuming demands of Eastern China market on the Company's draft beer.

Tsingtao Brewery Company Limited
The Board of Directors

11th August 2004